

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 11, 2016

Carol L. Roberts
Senior Vice President and Chief Financial Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

  Re: International Paper Company.
    Form 8-K Dated July 28, 2016
    Filed July 28, 2016
    File No. 001-03157

Dear Ms. Roberts:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Brad Skinner

         Brad Skinner
         Senior Assistant Chief Accountant
         Office of Natural Resources